EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

PREFERRED DIVIDENDS

(Dollars in Millions)

(Unaudited)

Nine Months Ended September 30, 2007
Earnings:
Income before income taxes	$1,855.9
Add:
Interest on indebtedness and amortization of debt expense and discount or premium	129.1
Portion of rents representative of interest factor	35.7
Less:
Gain on equity investments	(2.8)

Income as adjusted	$2,017.9

Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	129.1
Portion of rents representative of interest factor	35.7
Capitalized interest	5.1

Total fixed charges	$169.9

Preferred Dividends:
Dividends on Preference Stock	$25.8

Ratio of earnings to fixed charges	11.9

Ratio of earnings to fixed charges and preferred dividends	10.3